Exhibit 23.2
Consent of Independent Auditors

The Board of Directors
Apollo Endosurgery, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Apollo Endosurgery, Inc. of our report dated April 28, 2016, except as to note 17, which is as of October 11, 2016, with respect to the consolidated balance sheets of Apollo Endosurgery, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in redeemable preferred stock and stockholders' deficit and cash flows for the years then ended, which report appears in the registration statement (No. 333-214059) on Form S-4 of Lpath, Inc.

/s/ KPMG LLP
Austin, Texas
January 30, 2017